Exhibit 99.3

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

Company Name/Scheme	Piedmont Lithium Ltd

ACN/ARSN	002 664 495

1.	Details of Substantial Holder (1)

Name	AustralianSuper Pty Ltd
ACN/ARSN (if applicable)	006 457 987

There was a change in the interests of the substantial holder on	28 / 05 / 2018
The previous notice was given to the company on	29 / 03 / 2018
The previous notice was dated	29 / 03 / 2018

2.	Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	36,878,112	6.66%	43,054,284	7.77%

3.	Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
REFER ATTACHED

4.	Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
AustralianSuper Pty Ltd	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	Shareholder	ORD 43,054,284	43,054,284

5.	Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A

6.	Addresses

The addresses of persons named in this form are as follows:

Name	Address
AustralianSuper Pty Ltd	Level 33, 50 Lonsdale Street Melbourne VIC 3000

Signature
print name	Paul Doig	capacity	Analyst
sign here		date	31/05/2018

Security Name	Security Code	Trade Description	Trade Date	Settlement Date	Units	Price

PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	27/04/2018	1/05/2018	547,587	0.16
PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	1/05/2018	3/05/2018	364,301	0.15
PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	3/05/2018	7/05/2018	104,257	0.16
PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	4/05/2018	8/05/2018	259,144	0.16
PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	7/05/2018	9/05/2018	194,842	0.16
PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	14/05/2018	16/05/2018	151,757	0.18
PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	16/05/2018	18/05/2018	1,575,000	0.18
PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	17/05/2018	21/05/2018	593,946	0.18
PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	18/05/2018	22/05/2018	781,054	0.18
PIEDMONT LITHIUM LTD	BF1CV51	OS-PUR	28/05/2018	30/05/2018	1,604,284	0.18